Spring Valley Acquisition Corp.

2100 McKinney Ave., Suite 1675

Dallas, TX 75201

November 23, 2020

VIA EDGAR

Office of Electronics and Machinery

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: David Link

Re:	Spring Valley Acquisition Corp. Registration Statement on Form S-1, as amended File No. 333-249067

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Spring Valley Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on November 23, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Matthew R. Pacey, of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3786, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Jeffrey Schramm
Jeffrey Schramm
Chief Financial Officer